BB 9/4

02021982

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED AUG 2 7 2002 WASH, D.C. 156 SECTION

SEC FILE NUMBER
8- 14093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/01 (MM/DD/YY) AND ENDING 06/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

May Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal (214) 859-1026
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

2001 Ross Avenue, Suite 1800, Dallas, Texas 75201-2997
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Bill Yancey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of May Financial Corporation, as of June 28, 2002, XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ivy Ashley Lindloff
Notary Public, State of Texas
My Comm. Expires 02/29/04

Notary Public
8-22-02

Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Board of Directors and Stockholder of
May Financial Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of May Financial Corporation (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) at June 28, 2002, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 6, 2002

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 28, 2002

ASSETS	
Cash and cash equivalents	$ 71,893
Securities owned, at market value	461,694
Clearing deposit with affiliate	3,046,641
Other assets	6,769,487
Total assets	$ 10,349,715
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to affiliate	$ 2,302,781
Securities sold, but not yet purchased, at market value	425,680
Other liabilities	93,111
Total liabilities	2,821,572
Stockholder's equity	
Common stock with $.40 par value; authorized 1,000,000 shares, issued and outstanding 61,456 shares	24,582
Additional paid in capital	13,000,000
Accumulated deficit	(5,496,439)
	7,528,143
Total liabilities and stockholder's equity	$ 10,349,715

The accompanying notes are an integral part of these financial statements.

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 28, 2002

Revenues:	
Commissions	$ 2,076,919
Interest	802,823
Net losses on principal transactions	(1,685,974)
Other	59,254
	1,253,022
Expenses:	
Commissions and other employee compensation	4,096,551
Interest	462,991
Occupancy, equipment and computer service costs	867,483
Communications	2,492,859
Other	1,501,796
	9,421,680
Loss before income taxes	(8,168,658)
Income tax benefit	(2,870,907)
Net loss	$ (5,297,751)

The accompanying notes are an integral part of these financial statements.

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 28, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2001	61,456	$ 24,582	$ 13,000,000	$ (198,688)	$ 12,825,894
Net loss	-	-	-	(5,297,751)	(5,297,751)
Balance at June 28, 2002	61,456	$ 24,582	$ 13,000,000	$ (5,496,439)	$ 7,528,143

The accompanying notes are an integral part of these financial statements.

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 28, 2002

Cash flows from operating activities:	
Net loss	$ (5,297,751)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	18,405
Deferred tax benefit	(190,295)
Changes in operating assets and liabilities:	
Assets segregated for regulatory purposes	27,191,633
Clearing deposit with affiliate	(2,563,516)
Brokers, dealers and clearing organization, net	1,906,717
Customers and non customers, net	(22,403,634)
Securities owned	1,148,794
Other assets	(1,776,340)
Drafts payable	(3,864,846)
Securities sold, but not yet purchased	402,673
Payable to affiliates	2,290,123
Other liabilities	(296,147)
Net cash used in operating activities	(3,434,184)
Cash flows from investing activities:	
Purchase of fixed assets	(4,669)
Fixed assets transferred to an affiliate, net	48,568
Net cash used in investing activities	43,899
Net change in cash	(3,390,285)
Cash at beginning of year	3,462,178
Cash at end of year	$ 71,893
Supplemental cash flow disclosures:	
Cash paid for interest	$ 462,991
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

May Financial Corporation ("Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 ("Act") and is a member of the National Association of Securities Dealers ("NASD") and the Chicago Stock Exchange, Inc. Effective February 28, 2001 all of the outstanding stock of the Company was acquired by SWS Group, Inc. ("Parent"). Concurrent with the acquisition, the Parent contributed $13,000,000 of additional paid-in capital to the Company.

In December 2001, the Company's customer accounts were transferred to its affiliate, SWS Securities, Inc. ("SWS"), and the Company ceased operations as a clearing firm. All of the Company's transactions are now cleared through SWS on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under section (k)(2)(ii) of this rule. In April 2002, the Company began filing under the exemptive provisions. SWS also provides accounting, administrative services, management service and office facilities to the Company. Additionally, SWS collects revenue and pays expenses on behalf of the company. The net effect of these transactions is recorded in accounts payable to affiliate on the statements of financial condition. Based on an agreement between SWS and the Company, SWS may charge a clearing fee for handling the Company's trades. However, no such fees were charged in 2002.

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal period for 2002 ended on June 28, 2002.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act since no such liabilities existed as of or during the fiscal year ended June 28, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash flow reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Securities transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Fair value of financial instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Act. At June 28, 2002, the Company had net capital of $539,224 which is $289,224 in excess of its minimum net capital requirement of $250,000 at that date.

4. INCOME TAXES

The company files a consolidated Federal tax return with the Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return. At June 28, 2002 the income tax benefit included in other assets on the statement of financial condition is $4,468,501.

Income tax benefit for the fiscal year ended June 28, 2002, (effective rate 35.1% in 2002) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35% in 2002) to loss before income taxes and is comprised of the following:

Income tax benefit at the statutory rate	$ 2,859,033
Tax exempt income	15,373
Other, net	(3,499)
	$ 2,870,907

Income taxes as set forth in the statements of income consisted of the following components:

Current	$ 2,680,612
Deferred	190,295
Income tax benefit	$ 2,870,907

Deferred income tax benefits are provided for differences in the recognition of income and expenses between financial reporting and Federal income tax reporting, principally related to the and provision for bad debt.

As a result of the Parent's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that is more likely than not that the Company will realize the benefit of the deferred tax assets.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The establishment of short positions exposes the Company to off-balance-sheet market risks in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 JUNE 28, 2002

Total stockholder's equity from the statement of financial condition		$ 7,528,143
Deductions and/or charges		
Securities not readily marketable	$ (175,985)	
Other nonallowable assets	(6,658,187)	
Other deductions and/or charges	(51,294)	(6,885,466)
Net capital before haircuts		642,677
Haircuts on securities positions		(103,453)
Net capital		539,224
Net capital requirement:		250,000
Excess net capital		$ 289,224

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 28, 2002 filed by the Company with the National Association of Securities Dealers, Inc. on July 24, 2002.

MAY FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of SWS Group, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
JUNE 28, 2002

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Independent Accountants Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
May Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of May Financial Corporation (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) for the fiscal year ended June 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

For the period from July 1, 2001 until February 26, 2002, the Company cleared trades and as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

For the period from February 27, 2002 to June 28, 2002, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 28, 2002 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Associated of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2002

PRICEWATERHOUSECOOPERS

MAY FINANCIAL CORPORATION

(A wholly owned subsidiary of SWS Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 28, 2002

WITH REPORT OF INDEPENDENT ACCOUNTANTS